UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 6, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20

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Title of each class of securities issued pursuant to Regulation A

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Item 9.	Other Events

Death of Vertical Threat

On November 6, 2021, Vertical Threat, the 2017 Colt that was the Underlying Asset for the Series Vertical Threat, died. Series Vertical Threat had mortality insurance for the 60% ownership interest in Vertical Threat.

Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”), will distribute to members of Series Vertical Threat all of the remaining assets (which consist only of cash) of Series Vertical Threat, after accounting for (i) (a) the remaining, unused balance of cash reserves for upkeep fees, training, and prepaid expenses, plus (b) proceeds received from mortality insurance resulting from the death of Vertical Threat, (ii) less (c) related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Vertical Threat (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment to members of Series Vertical Threat, net of any and all Expenses, the Manager intends to terminate and wind-up Series Vertical Threat because Series Vertical Threat would no longer have any assets or liabilities.

Retirement of Got Stormy

On November 8, 2021, Got Stormy, the Underlying Asset of Series Got Stormy, was retired from racing. Got Stormy was acquired pursuant to a racing lease arrangement and the retirement was anticipated.

The Manager will distribute to members of Series Got Stormy such member’s pro rata share of all of the remaining assets (which only consist of cash) of Series Got Stormy, after accounting for (i) the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any, (ii) less Expenses, if any, owed to the Manager, in connection with operating Series Got Stormy.

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report.

After making any distribution payment (if any) to members of Series Got Stormy, net of any and all Expenses, the Manager intends to terminate and wind-up Series Got Stormy because Series Got Stormy would no longer have any assets or liabilities.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

By:	Experiential Squared, Inc., its Manager
By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

Dated: November 10, 2021

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